UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Prismatext Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       March 17, 2020

Physical Address of Issuer:

911 W 8th Ave, Suite 101 #14, Anchorage, AK 99501

Website of Issuer:

https://prismatext.com

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$114,944.60	$7,490.17
Cash & Cash Equivalents	$97,884.28	$7,490.17
Accounts Receivable	$0	$0
Short-term Debt	$7,806.60	$26,761.34
Long-term Debt	$12,000.00	$0
Revenues/Sales	$179,383.84	$45,665.54
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($295,464.39)	($83,323.75)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 25, 2024

FORM C-AR

PRISMATEXT INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Prismatext Inc. a Delaware corporation ("**Prismatext,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://prismatext.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 25, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The online language learning industry is highly competitive, with low switching costs and a consistent stream of new products and entrants, and innovation by our competitors may disrupt our business.

The online language learning industry is highly competitive, with a consistent stream of new products and entrants. As a result, new products, entrants and business models are likely to continue to emerge, both in the United States and abroad. It is possible that a new product could gain rapid scale at the expense of existing brands through harnessing a new technology, or a new or existing distribution channel, creating a new or different approach to connecting people or some other means. We compete for learners' time, attention, and share of wallet not only with other online and app-based language learning platforms, but also with offline forms of language learning.

Many of the current and potential competitors, both domestically and internationally, have substantially greater financial, technical, sales, marketing and other resources than we do, as well as in some cases, lower costs. Some competitors offer more differentiated products (for example, online learning as well as physical classrooms and textbooks) that may allow them to more flexibly meet changing customer preferences. Some of our competitors may enjoy better competitive positions in certain geographical regions, user demographics or other key areas that we currently serve or may serve in the future, or in their ability to teach certain languages or to teach speakers of certain languages other languages. These advantages could enable these competitors to offer products that are more appealing to users and potential users than our products, to respond more quickly and/or cost-effectively than us to new or changing opportunities, new or emerging technologies or changes in customer requirements and preferences, or to offer lower prices than ours or to offer free language-learning products or services.

There are a number of free online language-learning opportunities to learn grammar, pronunciation, vocabulary (including specialties in areas such as medicine and business), reading and conversation by means of podcasts and mobile applications, audio courses and lessons, videos, games, stories, news, digital textbooks, and through other means, which compete with our products. We estimate that there are thousands of free mobile applications for language learning; free products are provided in at least 50 languages by private companies, universities and government agencies. Low barriers to entry allow start-up companies with lower costs and less pressure for profitability to compete with us. Competitors that are focused more on user acquisition rather than profitability may be able to offer products at significantly lower prices or for free. As free online translation services improve and become more widely available and used, people may generally become less interested in language learning. If we cannot successfully attract users of these free products and convert a sufficient portion of these free users into paying users, our business could be adversely affected.

Potential competitors also include larger companies that could devote greater resources to the promotion or marketing of their products and services, take advantage of acquisition or other opportunities more readily or develop and expand their products and services more quickly than we do. Potential competitors also include established social media companies that may develop products, features, or services that may compete with ours or operators of mobile operating systems and app stores. These social media and mobile platform competitors could use strong or dominant positions in one or more markets, and ready access to existing large pools of potential users and personal information regarding those users, to gain competitive advantages over us. These may include offering different product features, services or pricing models that users may prefer, which may enable them to acquire and engage users at the expense of our user growth or engagement.

If we are not able to compete effectively against our current or future competitors and products or services that may emerge, the size and level of engagement of our user base may decrease, which could materially adversely affect our business, financial condition and results of operations.

Changes to our existing brand and products, or the introduction of a new brand or products, could fail to attract or keep users or generate revenue and profits.

Our ability to keep, increase, and engage our user base and to increase our revenue depends heavily on our ability to continue to evolve our existing brand and products and to create successful new brands and products. We may introduce significant changes to our existing brand and products, or acquire or introduce new and unproven brands, products and product extensions, including using technologies with which we have little or no prior development or operating experience. In addition, we often introduce a new product and delay its monetization until the product is more mature and the user base is better established. We have also invested, and expect to continue to invest, significant resources in growing our products to support increasing usage as well as new lines of business, new products, new product extensions and other initiatives to generate revenue. There is no guarantee that investing in new lines of business, new products, new product extensions and other initiatives will succeed. If our new or enhanced brands, products or product extensions fail to engage users, we may fail to attract or keep users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected.

If we are not able to maintain the value and reputation of our brand, our ability to expand our base of users may be impaired, and our business and financial results may be harmed.

We believe that our brand has significantly contributed to our word-of-mouth virality, which has in turn contributed to the success of our business. We also believe that maintaining, protecting and enhancing our brand is critical to expanding our base of users and, if we fail to do so, our business, financial condition and results of operations could be materially adversely affected. We believe that the importance of brand recognition will continue to increase, given the growing number of language learning applications, or "apps," and the low barriers to entry for companies offering language learning products and services. Many of our new users are referred by existing users. Maintaining our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy and innovative products, which we may not do successfully.

Further, we may experience media, legislative, or regulatory scrutiny of our actions or decisions regarding user privacy, encryption, content, contributors, advertising and other issues, which may materially adversely affect our reputation and brand. In addition, we may fail to respond expeditiously or appropriately to objectionable content within our app or practices by users, or to otherwise address user concerns, which could erode confidence in our brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, inflation, the availability and cost of consumer credit, levels of unemployment, and tax rates. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 pandemic, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could materially adversely affect our business, financial condition, and results of operations. In addition, political instability or adverse political developments, could harm our business, financial condition and results of operations.

If we fail to keep existing users or add new users, or if our users decrease their level of engagement with our products, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users' level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, keeping and engaging users of our products. If people do not perceive our products to be useful, effective, reliable, and/or trustworthy, we may not be able to attract or keep users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our user base or engagement levels. User engagement can be difficult to measure, particularly as we introduce new and different products and services. Any number of factors can negatively affect user stickiness, growth, engagement and conversion, including if:

- users increasingly engage with other competitive products or services instead of our own;
- user behavior on any of our products changes, including decreases in the frequency and duration of use of our products and services;
- users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size and quality of ads that we display;
- users become concerned about our user data practices or other matters related to privacy and the sharing of user data;
- users lose confidence in our ability to teach language or other subjects or have concerns related to security or other factors;
- users have difficulty installing, updating or otherwise accessing our products on mobile devices as a result of actions by us or third parties that we rely on to distribute our products and deliver our services;
- we fail to introduce new features, products or services that users find engaging or if we introduce new products or services, or make changes to existing products and services, that are not favorably received;
- initiatives designed to attract and keep users and increase engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties or otherwise;
- there is a decrease in user stickiness as a result of users no longer being interested in pursuing online language learning or reaching a point where they feel our product cannot advance their language ability;
- we adopt terms, policies or procedures related to areas such as user data or advertising that are perceived negatively by our users or the general public;
- we fail to combat inappropriate or abusive activity on our platform;
- we fail to provide adequate customer service to users, marketers or other partners;
- we fail to protect our brand image or reputation;
- we, our partners or companies in our industry are the subject of adverse media reports or other negative publicity, including as a result of our or their user data practices;
- technical or other problems prevent us from delivering our products in a rapid and reliable manner or otherwise affect the user experience, such as unplanned site outages due to our failure or the failure of third-party systems we rely on, security breaches, distributed denial-of-service attacks or failure to prevent or limit spam or similar content;
- there is decreased engagement with our products as a result of internet shutdowns or other actions by governments that affect the accessibility of our products in any of our markets;
- there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we have implemented, or may implement, in the future in connection with regulations, regulatory actions or otherwise;
- there is decreased engagement with our products as a result of changes in prevailing social, cultural or political preferences in the markets where we operate; or
- there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our products or users.

From time to time, certain of these factors have negatively affected user stickiness, growth and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be materially adversely affected. Any decrease in user stickiness, growth or engagement could render our products less attractive to users, which is likely to have a material and adverse impact on our revenue, business, financial condition and results of operations. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive revenue growth.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Prismatext makes learning a language as easy and fun as reading a book. Prismatext's machine learning process enhances popular literature by gradually introducing words and phrases in a foreign language, allowing users to enjoy recreational reading while simultaneously absorbing new vocabulary. Prismatext delivers a faster and richer learning experience by reinforcing retention through repetition, context and storytelling.

The Company conducts business and is headquartered in Alaska and sells products and services through the internet throughout the United States and internationally.

The Company was formed on March 17, 2020 in Delaware as a limited liability company as Prismatext, LLC, and converted to a Delaware corporation on October 5, 2022.

Business Plan

Prismatext is currently an e-commerce bookshelf, with the ebooks distributed via the Prismatext mobile app. Prismatext began by selling blended public domain titles. As of August 2022, Prismatext has entered into revenue sharing agreements with five publishers, and has dozens more publishers in process.

The future business model will layer a tiered subscription service over the commercialization of individual books or collections. Similar to Audible or Scribd, users will have access to a certain number of titles or features depending on the level of their subscription, along with a limited free trial version.

The Company's Products and/or Services

Product / Service	Description	Current Market
Blended language e-books	E-books that can be read through the Prismatext mobile application. Additional features include density variants and audio pronunciation, with more enhancements planned for future releases.	Books are sold individually and on a per language basis.

Competition

Duolingo is one of the most prominent language learning companies today. While it is a multi-platform subscription service, its mobile app is the primary means for tens of millions of language learners. However, Duolingo's experience is still chore-like and requires practice.

Scribd is SaaS for reading, and is often referred to as "Netflix for books." Scribd's million-title library provides content for every genre and preference. However, other than the sizable bookshelf, Scribd doesn't have "sticky" features to keep users engaged.

Toucan is a language learning company that enables "diglot weave" in the browser. However, not many avid readers use a browser with their books.

Customer Base

Prismatext's target customer base consists of the following criteria: (a) those who are active readers and (b) those who are regularly online. Language learners are also a significant indicator of customer interest, but the nature of the product necessitates an online presence and an already-established reading habit.

Supply Chain

All Prismatext publications are available at the Prismatext storefront. Upon purchase, e-books are distributed via our own mobile application, which is available on both the App Store and Google Play.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6585680*	Prismatext	Trademark	May 23, 2019	December 14, 2021	United States
18/352,169	Language Translation System	Patent	July 13, 2023	Docketed New Case - Ready for Examination 08/10/2023	United States

*This Trademark is owned by Zachery Erving, CEO of Prismatext Inc., and not the Company itself.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zachary Erving	CEO, Founder	Prismatext Inc. – Chief Executive Officer, Founder (2020 – Present); Responsibilities include software development & maintenance, establishing product roadmap and direction, contributing to codebases & prototypes, and defining business directives Turntide Technologies—Lead Product Designer (Mar 2021-Mar 2022) Responsibilities included working with product team to ideate and build new features for enterprise BAS web & mobile apps Riptide IO, Inc.—Lead Product Designer (Oct. 2014-Mar. 2021) Responsibilities included working with product team to ideate and build new features for enterprise BAS web & mobile apps	Westmont College, BA Art, May 2007
Phillip Belleau	COO, Founder	Prismatext Inc. – Chief Operations Officer, Founder (2020 – Present); Responsibilities include managing growth (all sales and marketing activities), strategy and setting roadmaps, and managing all operational tasks including financials	University of Miami, BBA Finance, May 2006

		Spring of Life / Athletic Greens - Managing Director (July 2018 – August 2021); Responsibilities included managing all B2B partnerships and sales channels, financial ownership and revenue growth of entire company, overseeing all technical and product development, all business operations and supply chain management as well as management of staff	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company's authorized capital stock consists of 1,109,300 shares of common stock, consisting of 109,300 shares of Class A Common Stock, $0.0001 par value per share (the "**Class A Common Stock**"), of which 109,300 shares are issued and outstanding, and 1,000,000 shares of Class B Common Stock, $0.0001 par value per share (the "**Class B Common Stock**," and together with the Class A Common Stock, the "**Common Stock**") of which 0 shares are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	109,300 shares
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	91.24%

Type	Class B Common Stock
Amount Outstanding	0 shares
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding:

Type	Crowd SAFE
Face Value	$58,201
Voting Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.97%

Type	SAFE
Face Value	$250,000
Voting Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.17%

Type	SAFE
Face Value	$10,000
Voting Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17%

Type	SAFE
Face Value	$100,000
Voting Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.67%

Type	SAFE
Face Value	$107,299
Voting Rights	None
Material Terms	Valuation Cap: $6,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue additional SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.78%

Outstanding Debt

As of the date of this Form C-AR, the Company has zero debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Phillip Belleau	32,072 shares of Class A Common Stock	29.34%
Zachary Erving	65,674 shares of Class A Common Stock	60.08%

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$184,138	$409,344	$0

Liquidity and Capital Resources

On February 28, 2023, the Company closed an offering pursuant to Regulation CF and raised $58,201.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$107,299	face value of the SAFEs	General Working Capital	July 11, 2023	Section 4(a)(2)
SAFE	$100,000	face value of the SAFEs	General Working Capital	March 24, 2023	Section 4(a)(2)
Crowd SAFE	$58,201	face value of the Crowd SAFEs	General Working Capital	February 28, 2023	Reg CF
SAFE	$10,000	face value of the SAFEs	General Working Capital	February 27, 2023	Section 4(a)(2)
SAFE	$250,000	face value of the SAFEs	General Working Capital	February 13, 2023	Section 4(a)(2)
Class A Common Stock	$10.94	109,300 shares	General Working Capital	October 5, 2022	Section 4(a)(2)
Class A Units (prior to conversion)	$0.00	9,300 Units	N/A	2021	Section 4(a)(2)
Class A Units (prior to conversion)	$0.00	100,000 Units	N/A	March 17, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In October 2022, the Company entered into a Restricted Stock Purchase Agreement with Phillip Belleau under which the Company sold, and Mr. Belleau purchased, 32,072 shares of Class A common stock at a per share purchase price of $0.0001, for an aggregate purchase price of $3.21, and the Company also entered into a certain indemnification agreement and technology assignment agreement with him.
- In October 2022, the Company entered into a Stock Purchase Agreement with Zachary Erving under which the Company sold, and Mr. Erving purchased, 65,674 shares of Class A common stock at a per share purchase

price of $0.0001, for an aggregate purchase price of $6.57, and the Company also entered into a certain indemnification agreement and technology assignment agreement with him.
- On March 17, 2020, Prismatext, LLC (prior to conversion) entered into a Confidential Information and Invention Assignment agreement with Zachary Erving.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Zachary Erving
_____
(Signature)

Zachary Erving
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Zachary Erving, the Chief Executive Officer of Prismatext Inc., certify that the financial statements of Prismatext Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Zachary Erving
_____
(Signature)

Zachary Erving
_____
(Name)

Chief Executive Officer
_____

April 25, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Zachary Erving
_____
(Signature)

Zachary Erving
_____
(Name)

Director
_____
(Title)

April 25, 2024
_____
(Date)

/s/ Phillip Belleau
_____
(Signature)

Phillip Belleau
_____
(Name)

Director
_____
(Title)
April 25, 2024
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Prismatext, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZLO BUSINESS CHECKING *9870 (9870)	0.00
Brex Savings - PrismaSave (9050)	73,669.95
Mercury Checking *2740	16,948.57
Mercury Savings *5727	0.00
PayPal - AUD	1,215.58
PayPal - CAD	1,074.70
PayPal - EUR	750.31
PayPal - GBP	2,462.32
PayPal - JPY	14.72
PayPal - NZD	318.64
PayPal - PLN	14.25
PayPal - THB	14.16
PayPal Bank	97.55
PayPal Clearing Account	0.00
Shopify Clearing Account	1,247.20
Transferwise *0381	56.33
Total Bank Accounts	**$97,884.28**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$97,884.28**
Fixed Assets	
Accumulated Amortization	-249.00
Computer & Equipments	2,367.84
Goodwill	14,941.48
Total Fixed Assets	**$17,060.32**
TOTAL ASSETS	**$114,944.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX Credit Card	1,742.87
Chase Credit Card	6,063.73
Total Credit Cards	**$7,806.60**
Other Current Liabilities	
Loan Payable - Kabbage	0.00
Other Current Liabilities	0.00
Total Other Current Liabilities	**$0.00**

Prismatext, LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Total Current Liabilities	**$7,806.60**
Long-Term Liabilities	
2750 Shareholder Loan - Zachary Erving	12,000.00
Total Long-Term Liabilities	**$12,000.00**
Total Liabilities	**$19,806.60**
Equity	
Equity Investments	411,929.17
Owner's Pay & Personal Expenses	-250.00
Partnership Capital Accounts	14,941.48
Capital - Keane Angle	-18,019.21
Capital - Phillip Belleau	-40,017.40
Contributions	107,399.00
Distributions	-55,758.16
Total Capital - Phillip Belleau	**11,623.44**
Capital - Zachary Erving	43,095.13
Contributions	0.00
Distributions	-55,624.43
Total Capital - Zachary Erving	**-12,529.30**
Total Partnership Capital Accounts	**-3,983.59**
Retained Earnings	-17,093.19
Net Income	-295,464.39
Total Equity	**$95,138.00**
TOTAL LIABILITIES AND EQUITY	**$114,944.60**

Prismatext, LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
4010 Product Sale Revenue	181,886.23
4011 Discounts	-1,831.70
Total 4010 Product Sale Revenue	**180,054.53**
5000 Refunds	-670.69
Total Income	**$179,383.84**
GROSS PROFIT	**$179,383.84**
Expenses	
General & Admin Expenses	
6340 Travel	5,636.43
6350 G&A Subcontractors	16,148.74
6370 Office Expenses	5,158.88
6490 Other G&A Expense	2,830.50
6550 Insurance	28.00
6810 Charitable Contributions	140.00
Total General & Admin Expenses	**29,942.55**
Operating Expenses	
5040 Hosting Costs	1,995.13
6220 Engineering Subcontractors	103,129.65
6290 Other Engineering Expense	15,831.50
6325 Training & Education	388.31
6330 Professional Services	33,988.00
6380 Computer & Software	9,734.23
6390 Licenses & Fees	100.00
6500 Bank Charges & Fees	686.12
6501 Shopify Processing Fees	6,001.85
6502 PayPal Fees	3,608.59
Total Operating Expenses	**175,463.38**
Sales & Marketing Expenses	
6020 Sales Commissions	18,819.85
6120 Marketing Subcontractors	3,900.00
6130 Advertising	245,680.47
6150 Promotions	32.00
6160 Public Relations	1,408.20
6190 Other Marketing Expense	3,470.05
Total Sales & Marketing Expenses	**273,310.57**
Total Expenses	**$478,716.50**
NET OPERATING INCOME	**$ -299,332.66**
Other Income	
8010 Interest Income	4,753.69
Total Other Income	**$4,753.69**

Prismatext, LLC

Profit and Loss

January - December 2023

	TOTAL
Other Expenses	
9010 Interest Expense	885.39
Exchange Gain or Loss	0.03
Total Other Expenses	**$885.42**
NET OTHER INCOME	**$3,868.27**
NET INCOME	**$ -295,464.39**

Prismatext, LLC

Balance Sheet

As of December 31, 2022

	TOTAL	
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PP)
ASSETS		
Current Assets		
Bank Accounts		
AZLO BUSINESS CHECKING *9870 (9870)	60.00	60.00
Mercury Checking *2740	5,985.99	2,313.07
PayPal - AUD	227.33	
PayPal - CAD	439.55	
PayPal - EUR	29.18	
PayPal - GBP	486.68	
PayPal - JPY	14.72	
PayPal - NZD	65.45	
PayPal Bank	124.94	0.00
Transferwise *0381	56.33	179.51
Total Bank Accounts	**$7,490.17**	**$2,552.58**
Total Current Assets	**$7,490.17**	**$2,552.58**
TOTAL ASSETS	**$7,490.17**	**$2,552.58**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
AMEX Credit Card	8,735.84	
Total Credit Cards	**$8,735.84**	**$0.00**
Other Current Liabilities		
Loan Payable - Kabbage	18,025.50	
Total Other Current Liabilities	**$18,025.50**	**$0.00**
Total Current Liabilities	**$26,761.34**	**$0.00**
Total Liabilities	**$26,761.34**	**$0.00**
Equity		
Capital - Phillip Belleau		
Contributions	10,000.00	10,000.00
Total Capital - Phillip Belleau	**10,000.00**	**10,000.00**
Capital - Zachary Erving		
Contributions	161,866.30	100,366.30
Total Capital - Zachary Erving	**161,866.30**	**100,366.30**
Retained Earnings	-107,813.72	-4,332.70
Net Income	-83,323.75	-103,481.02
Total Equity	**$ -19,271.17**	**$2,552.58**
TOTAL LIABILITIES AND EQUITY	**$7,490.17**	**$2,552.58**

Prismatext, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
4010 Product Sale Revenue	45,966.35
5000 Refunds	-300.81
Total Income	**$45,665.54**
GROSS PROFIT	**$45,665.54**
Expenses	
General & Admin Expenses	
6340 Travel & Meals	7,910.56
6350 G&A Subcontractors	5,761.78
6360 Rent & Utilities	4,134.00
6370 Office Expenses	9,395.07
6490 Other G&A Expense	7,500.00
6810 Charitable Contributions	1,381.05
Total General & Admin Expenses	**36,082.46**
Operating Expenses	
5040 Hosting Costs	1,385.55
6220 Engineering Subcontractors	34,678.95
6325 Training	339.84
6330 Professional Services	4,222.00
6380 Computer & Software	6,774.94
6390 Licenses & Fees	150.00
6500 Bank Charges & Fees	552.83
6501 Shopify Processing Fees	923.72
6502 PayPal Fees	1,404.05
Total Operating Expenses	**50,431.88**
Sales & Marketing Expenses	
6020 Sales Commissions	1,899.48
6040 Sales Subcontractors	1,336.16
6130 Advertising	47,627.67
6150 Promotions	418.67
6160 Public Relations	294.00
6190 Other Marketing Expense	898.97
Total Sales & Marketing Expenses	**52,474.95**
Total Expenses	**$138,989.29**
NET OPERATING INCOME	**$ -93,323.75**
Other Income	
8090 Other Income	10,000.00
Total Other Income	**$10,000.00**

Prismatext, LLC

Profit and Loss
January - December 2022

	TOTAL
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$10,000.00**
NET INCOME	**$ -83,323.75**